NEWS RELEASE

Birch Mountain Announces First Closing of Private Placement

CALGARY, July 15, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it has completed the first part of the previously announced private placement of 5,833,333 common shares issued on a flow-through basis at a price of $0.60 per share and 2,500,000 units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $5,000,000. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. The securities issued are subject to a hold period under applicable securities law until November 15, 2004. A second closing of 5,833,333 Units placed primarily in the U.S. is expected to occur shortly.

Acumen Capital Finance Partners Limited acted as agent on the offering and received 666,667 Broker's Warrants to purchase one common share at a price of $0.75 per share until December 31, 2005.

Proceeds from the issue of Flow-Through Shares will be used solely to fund qualifying expenditures related to Birch Mountain's Fort McMurray limestone project. Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project. It is anticipated that production of aggregate will commence in Q4 of 2004 and quicklime in Q4 2007.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.